

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

**VIA FACSIMILE AND U.S. MAIL**

June 27, 2007

Ms. Mary Mikkelson
Senior Vice President and Chief Financial Officer
Tronox Incorporated
211 North Robinson Avenue
Oklahoma City, Oklahoma 73102

      **RE:    Form 10-K for Fiscal Year Ended December 31, 2006**
              **Form 10-Q for Quarter Ended March 31, 2007**
              **File No. 1-32669**

Dear Ms. Mikkelson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, to the Rufus Decker, Accounting Branch Chief at (202) 551-3769.

                         Sincerely,

                         John Cash
                         Branch Chief